

Mail Stop 3030

February 4, 2009

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.
> Amendment No. 2 to Registration Statement on Form S-1
> Filed January 20, 2009
> File No. 333-154731**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   Please reconcile your statement in the first paragraph regarding a reverse stock split effected in June 2008 with the statement in your information statement filed June 24, 2008 that the split will occur approximately 20 days after mailing the information statement and that the information statement was to be mailed "on or about" June 27, 2008.

Overview, page 1

2.   We reissue prior comment 3. Please ensure that your prospectus summary does not include disproportionate emphasis on your supply chain management business relative to its contribution to your revenue. From your disclosure on page 10, it appears that you are primarily a supplier of electronic components.

3.   Likewise, the more detailed description of your business later in your document should not disproportionately represent your supply chain management business. That disclosure should fully describe your electronic components business with all disclosure required by Regulation S-K Item 101 for that business, including specific information regarding which electronic components you sell and how the mix of products has changed during the periods that you are required to describe.

SinoHub holds a beneficial interest in SinoHub SCM Shenzhen, Ltd., page 4

4.   Regarding your response to the seventh bullet of prior comment 15:

   • Tell us with specificity where in the agreement the trustee agrees not to encumber the securities without the consent of SinoHub;
   • Discuss the conflicts of interest and potential termination of the trust; and
   • Identify counsel mentioned in the last paragraph of the risk factor, and file counsel's consent as an exhibit.

Future Sales of our Securities, page 6

5.   Please reconcile the date of the expiration of the lock-ups disclosed here with the information in your Form 8-K filed May 15, 2008. If you subsequently amended the lock-ups, please tell us which exhibit represents the amendment.

History, page 8

6.   We reissue prior comment 5. This section continues to refer to you as if you were not an "over-the-counter bulletin board shell company" at the time you acquired your operations in China. Please revise to state clearly when you became a company with reporting obligations under the Exchange Act and when the price of your securities began to be reported on the over-the-counter bulletin board relative to when you acquired your operations in China. Likewise, at the bottom of page 11, you refer to "a publicly traded company" as if it were a third party; if you are referring to your acquisition of your current operations through the merger, please say so clearly.

Business Operations, page 9

7.   We note your responses to prior comments 3 and 6; however, it remains unclear
        how the "SCM business" described in the first paragraph of this section differs
        from the VMI "order procurement" program mentioned in the third paragraph.
        Also, it is unclear how these programs differ from the spot orders you describe in
        the fourth paragraph. Please revise for clarity.

Gross Profit, page 10

8.   With a view toward more complete disclosure, please tell us whether the market
        for the type of electronic components you sell are experiencing margin trends and
        how you are responding to those trends.

Liquidity and Capital Resources, page 12

9.   From your revisions in response to prior comment 9, the following remains
        unclear:

        • the terms on which you "advance money" to your VMI customers as
          mentioned here and the terms on which you "finance the purchase price" as
          mentioned on page 24;
        • the effect on your liquidity of such transactions;
        • the portion of your business that relies on these arrangements; and
        • the trends that you have experienced in your cost of capital. Your disclosure
          that your cost of capital declined does not discuss or explain how you
          determined your cost of capital or quantify the amount of the decline.

        It also remains unclear why you have not included a risk factor to highlight your
        borrowing to fund VMI projects.

        Therefore, we reissue the comment.

Cash Flows from Operating Activities, page 13

10.   We reissue prior comment 10. It is unclear how your changes address the
        comment.

Cash Flows from Financing Activities, page 18

11.   We note your disclosure here that you discontinued your related-party program in
        the fourth quarter of 2008 because of your "recently" established Hong Kong
        operations. However, on page 20, you disclose that the Hong Kong corporation,
        B2B Chips, was incorporated in 2006. Please clarify what you mean by

"recently" and, in an appropriate section of your document, explain the reasons for the period between that time and the discontinuation of the related-party program.

Business Operations, page 18

12.   Regarding your response to prior comment 13:

- disclose the date that the relevant credit facility with China Construction Bank expires;
- tell us where you filed as exhibits the Hong Feng Paper guarantees;
- disclose why the bank is requiring you to pay the guarantor $80,000; and
- disclose why Hong Feng Paper is guaranteeing your obligations. For example, is Hong Feng Paper related to you? If so, how is Hong Feng Paper related to you?

13.   We note your response to prior comment 42. Please tell us how you determined that:

- the letter of credit facility filed as exhibit 10.10 is available through May 2009. It appears that from page 1 of exhibit 10.10 that the facility is available through August 21, 2009;
- the letter of credit facility filed as exhibit 10.11 is available through December 2009. It appears from page 1 of exhibit 10.11 that the facility is through September 25, 2009;
- the line of credit is available through December 2009. It appears from section 3 of exhibit 10.12 that the credit line is available through May 11, 2009; and
- the draws on the line of credit agreement filed as exhibit 10.12 currently bear interest at 7.1%.

Also, tell us where you filed as an exhibit the general credit line contract referred to in section I of exhibit 10.11. We note that section I states the contract filed is a sub-contract of the general credit line contract.

Subsidiaries, page 18

14.   We note from the diagram that you now include SinoHub, International, Inc. as a subsidiary; however, you did not include SinoHub International in exhibit 21.1. Please advise or revise. Also, tell us how you determined that SinoHub SCM Shenzhen, Ltd. is a wholly owned subsidiary as disclosed in exhibit 21.1.

15.   We note your response to prior comment 14. Please briefly disclose how the reason for the use of two subsidiaries to conduct the same business in separate geographic areas is driven by the laws of the People's Republic of China.

16.   We reissue the fourth bullet of prior comment 15 in part. Please disclose who "considers" SinoHub SCM Shenzhen, Ltd. your wholly owned subsidiary as a result of the trust.

17.   We note your response to the fifth bullet of prior comment 15 that a "majority" of the products you sell are imported by SinoHub SCM Schenzhen. Please revise to quantify the "majority" or otherwise provide more specific disclosure.

18.   We reissue the sixth bullet of prior comment 15. It appears that you did not revise the disclosure to clarify how the trust can be terminated.

19.   Please disclose your relationships with Hantao Cui. Also provide additional information regarding the trustee so that investors can understand the trustee's business. For example, is the trustee a lawyer? Is the trustee's occupation serving as trustee for you and other companies?

20.   Please disclose when each subsidiary obtained its import/export license. Also disclose the material terms of the license, including the duration and termination provisions.

SinoHub SCM Services, page 23

21.   We note your response to prior comment 21. Please clarify which services you sell to suppliers and which you sell to manufacturers. Also, expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss separately the results of sales to these different types of customers during the periods presented. For example, does the business from these customers generate different revenue, margins, and trends?

Directors and Executive Officers, page 27

22.   Please state clearly in your table the date that the individuals became directors and executive officers of the registrant. While you should also include disclosure regarding the individuals' experience with the operations you acquired in China in 2008, you should not imply that the individuals were serving the registrant before the acquisition in 2008 if they were not in fact doing so.

23.   Please reconcile the disclosure that Mr. Xia is the president and Mr. Li is the chief financial officer with section 2 of exhibits 10.21 and 10.23 that require these individuals to serve as chief executive officer.

Summary Compensation Table, page 29

24.	Please include a row in the table for each individual serving as your principal executive officer during the last completed fiscal year, even if you did not provide compensation to that individual.

Outstanding Equity Awards at Fiscal Year End, page 29

25.	We note your disclosure in footnote 1 that the board determined the market value was $.19 per share on December 31, 2008. We also note that you disclosed in the previous amendment the board determined the market value was $.19 per share at December 31, 2007. Please tell us how the board determined that your shares had the same value on both dates.

Director Compensation, page 29

26.	Please provide the director compensation table required by Regulation S-K Item 402.

Employment Contracts, page 29

27.	Regarding your response to prior comment 26:

- tell us, with a view to disclosure, why Messrs. Cochran, Xia and Li are employed by the registrant's subsidiaries rather than directly by the registrant; and

- provide the disclosure required by Item 402(q)(2) of Regulation S-K. For example, we note section 6 of the employment agreements with Messrs. Cochran, Xia and Li filed as exhibits 10.19, 10.21 and 10.23.

Certain Relationships and Related Transactions, page 31

28.	With a view toward clarified disclosure, please tell us why and how the disclosed numbers of shares were "adjusted for the recapitalization."

29.	We note your disclosure on page 28 in response to prior comment 23. Please tell us why this section does not discuss the transactions with Xin Jun Long.

30.	We note your response to prior comment 27. With a view toward clarified disclosure, please tell us why you would issue debt and shares to one individual in consideration for loans from several individuals.

31.   Please expand your disclosure provided in response to prior comment 28 to clarify when you obtained the bank loan, the amount of the loan, and when the loan must be repaid. Also, from exhibit 10.11, it appears that your chief executive officer also owns the property and that other related parties provided guarantees. Please tell us why those relationships are not disclosed and where the related agreements are filed.

32.   Please reconcile the disclosure in the paragraph numbered 3 of the issuance of 371,842 shares for the use of a condominium with the reference on page 41 to the issuance of 371,842 shares for services.

33.   We reissue prior comment 29 in part. It appears that you did not respond to the second bullet.

34.   Refer to the last bullet point of prior comment 29. Please disclose how the $1,000,000 amount mentioned in the fourth paragraph of the section numbered 4 was determined. Likewise, please clarify how the amount of service fees mentioned in that paragraph was determined.

35.   Refer to the paragraph numbered 5. Please disclose the principle followed in determining the amount that you would pay the affiliate for B2B Chips. Also disclose the persons making that determination and their relationship to you. If the assets were acquired by the related party within two years prior to their sale to you, state the cost of the assets to the related party.

36.   Please tell us why the acquisition of SinoHub SCM Shanghai mentioned in page 19 is not a related-party transaction that must be described in this section.

Sales by Affiliates, page 34

37.   Please expand your response to prior comment 33 to:

- clarify how the Form 8-K provided all disclosure required by Form 10 Item 10 for the full period required by Regulation S-K Item 701 as it relates to securities issuances by the operating company; and

- tell us where you provided the financial statements for the period ended March 31, 2008 that would have been required in a Form 10 filed on May 20, 2008, the date you filed the Form 8-K.

Selling Stockholders, page 36

38.   With regard to the offered shares that were not originally required in the September 30, 2008 "PIPE offering," please disclose when selling stockholders

acquired the offered shares. Include the date of the transaction and, the amount of consideration paid. If securities were issued for services, please disclose the nature, amount and duration of the services.

Consolidated Financial Statements, page F-1

39.   Please update the financial statements as required by Rule 3-12 of Regulation S-X, as necessary.

Note 10. Stock Options, page F-29

40.   Please refer to prior comment 38. Although we note the disclosure added, it is not clear why it identifies "preferred stock" issuances in November and December 2007 since the consolidated statements of stockholders' equity on page F-18 presents the equity transactions as the issuance of common stock. Please tell us in detail how these common stock transactions impacted your assessment of the fair value of your common stock used to determine the exercise price of the stock options. Additionally, tell us why the stock options were issued at a discount relative to the November and December 2007 equity transactions.

Recent Sales of Unregistered Securities, page 41

41.   Please expand your response to prior comment 39 to clearly show us how to reconcile the disclosure in this section with the information in your publicly filed Statements of Stockholders' Equity and to the number of shares that you disclose as currently outstanding.

42.   Please reconcile your revised disclosure here that you issued 510,000 to the consultants in July 2008 with the disclosure on page 9 that you issued the shares at the May 2008 closing of the merger.

43.   Please tell us where this section discloses the issuances to the odd lot stockholders mentioned in your information statement filed June 24, 2008. Clearly disclose how those issuances "in consideration for" a lock-up were exempt from registration under the Securities Act. Also, with a view toward disclosure in an appropriate section of your document, please tell us:

- the identity of each person who received shares to increase the investor's holdings to a round lot;

- the relationship of that person to you;

- the number of shares issued; and

- the exhibit number of the lock-up agreement.

Exhibits, page 43

44.   Please file the acquisition agreements mentioned in your disclosure in response to prior comment 16 regarding the acquisition of SinoHub SCM Shanghai and B2B Chips.

45.   Please file as an exhibit the agreement to extend the date of effectiveness of the registration statement. We note the disclosure on page 33.

46.   We reissue prior comment 40. Your exhibit index continues to be unclear as to where you filed exhibit 3.1. Likewise, the location of other exhibits, like 10.1 and 10.4 appears to be misidentified in your exhibit index.

47.   Please expand your response to prior comment 41 to clarify who was the party identified in the previous version of the exhibits you filed. Why is that party no longer identified in the exhibits?

48.   Please file complete exhibits. For example, we note the missing signature pages in exhibits 10.10 – 10.12.

Form 10-Q for the quarter ended September 30, 2008

Evaluation of Disclosure Controls and Procedures, page 25

49.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Adam M. Guttmann, Esq.